Issuer Free Writing Prospectus

Filed by: Stone Energy Corporation

Pursuant to Rule 433 under the Securities Act of 1933

Registration Statement on Form S-3: No. 333-184532

Stone Energy Corporation

Pricing Term Sheet

This Pricing Term Sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement, dated November 13, 2013. The information in this Pricing Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Capitalized terms used in this Pricing Term Sheet but not defined have the meanings given them in the Preliminary Prospectus Supplement.

Issuer:	Stone Energy Corporation
Guarantee:	Fully and unconditionally guaranteed by Stone Energy Offshore, L.L.C.
Security:	7.500% Senior Notes due 2022 (the “Notes”)
Size:	$475,000,000
Net Proceeds:	$480,127,500
Maturity:	November 15, 2022
Coupon:	7.500%
Offering Price:	103.000%, plus accrued interest from November 15, 2013
Yield to worst:	6.949%
Interest Payment Dates:	May 15 and November 15
Record Dates:	May 1 and November 1
Redemption Provisions:
First call date:	November 15, 2017
Make-whole call:	Prior to November 15, 2017, at a redemption price equal to 100% of the principal amount of Notes redeemed, plus the Applicable Premium as of, and accrued and unpaid interest to, the date of redemption.
Redemption prices:
Commencing November 15, 2017: 103.750%
Commencing November 15, 2018: 102.500%
Commencing November 15, 2019: 101.250%
Commencing November 15, 2020: 100.000%
Redemption with proceeds of equity offering:	Prior to November 15, 2015, up to 35% may be redeemed at 107.50%
Change of control:	Put at least 101% of principal plus accrued interest
Trade date:	November 13, 2013
Settlement (T+10):	November 27, 2013
Denominations:	$2,000 and integral multiples of $1,000
CUSIP:	861642 AM8
ISIN:	US861642AM86
Form of Offering:	SEC Registered (Registration No. 333-184532)
Book-running managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Barclays Capital Inc. Wells Fargo Securities, LLC
Co-managers:	Capital One Southcoast, Inc. Natixis Securities Americas LLC Scotia Capital (USA) Inc. TD Securities (USA) LLC Tudor, Pickering, Holt & Co. Securities, Inc.
U.S. Bancorp Investments, Inc.
Global Hunter Securities, LLC
IBERIA Capital Partners L.L.C. SMBC Nikko Securities America, Inc.

Changes to the Preliminary Prospectus Supplement:

The following changes will be made to the Preliminary Prospectus Supplement:

Consolidated Indebtedness. The following disclosure under “Summary—The Offering—Ranking” on page S-5 and each other location where such or similar information appears in the Preliminary Prospectus Supplement is amended to read as follows:

“As of September 30, 2013, after giving effect to the issuance and sale of the new notes and the application of the estimated net proceeds therefrom as set forth under “Use of Proceeds” to fund our pending tender offer and consent solicitation for the 2017 Notes and assuming that all of our existing 2017 Notes are tendered for repurchase, we would have had total consolidated indebtedness of $1,023.7 million, none of which would have been secured indebtedness under our bank credit facility, and we would have had $348.6 million of availability under our bank credit facility.”

Use of Proceeds. The second paragraph under the caption “Use of Proceeds” in the Preliminary Prospectus Supplement and each other location where such or similar information appears in the Preliminary Prospectus Supplement is hereby replaced in its entirety with the following paragraph:

“We expect to use substantially all of the net proceeds from this offering to fund our pending tender offer and consent solicitation for the 2017 Notes and the redemption of any of the 2017 Notes not acquired in the tender offer, and we expect to use any remaining net proceeds for general corporate purposes. Assuming that all of our existing 2017 Notes are tendered for repurchase on November 27, 2013, we would use approximately $396.5 million to fund such tender offer and consent solicitation, leaving the balance of approximately $83.6 million available for general corporate purposes.”

Capitalization. In the table under the caption “Capitalization,” the amount in the line item “Cash and cash equivalents” under the “As Adjusted” column is hereby replaced with $326,666 and the amount in the line item “Total capitalization” under the “As Adjusted” column is hereby replaced with $1,978,500.

In addition, footnote (c) to the table under the caption “Capitalization” is hereby replaced in its entirety with the following:

“(c) Excludes a premium of $14.25 million recorded on the offering of the new notes, which will be amortized over the life of the notes.”

The issuer has filed a registration statement (including a prospectus and prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Merrill Lynch, Pierce, Fenner & Smith Incorporated at 222 Broadway, 11th Floor, New York, New York 10038, Attention: Prospectus Department or by email dg.prospectus_requests@baml.com, Barclays Capital Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 or by calling (888) 603-5847 or e-mail at Barclaysprospectus@broadridge.com or Wells Fargo Securities, LLC, 550 South Tryon Street, 7th Floor MAC D1086-070, Charlotte, NC 28202, Attn: Client Support, by telephone (toll-free) at (800) 326-5897 or by email at cmclientsupport@wellsfargo.com.